UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Presstek, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
741113 10 4
(CUSIP Number)
Paul Bamatter MAI Holdings, Inc. 18081 Chesterfield Airport Road Chesterfield, MO 63005 (636) 532-4433	Dan Evans Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 22, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741113 10 4

1.	NAME OF REPORTING PERSON: MAI Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 43-0723392
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,187,055
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,187,0551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		24.5%
14.	TYPE OF REPORTING PERSON CO

1 An aggregate of 9,187,055 shares of Presstek, Inc. (the “Issuer”) common stock are subject to the voting agreement dated August 22, 2012 (the “Voting Agreement”) entered into by MAI Holdings, Inc. (“MAI Holdings” or “Reporting Person”) and each of IAT Reinsurance Company Ltd., Acceptance Casualty Insurance Company, Acceptance Indemnity Insurance Company, Harco National Insurance Company, Occidental Fire & Casualty Company of North Carolina, Transguard Insurance Company of America, Inc. and Wilshire Insurance Company (each a “Stockholder” and collectively, the “Stockholders”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. MAI Holdings expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Voting Agreement. Based on the number of shares of Issuer common stock outstanding as of August 22, 2012 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreement represents approximately 24.5% of the outstanding Issuer common stock.

CUSIP No. 741113 10 4

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Shares”), of Presstek, Inc. (the “Company” or the “Issuer”). The name and address of the principal executive offices of the Company are Presstek, Inc., 10 Glenville Street, Greenwich, Connecticut 06831.

Item 2.	Identity and Background.

(a)
This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MAI Holdings, Inc., a Delaware corporation (“MAI Holdings” or the “Reporting Person”).

The name of each director and executive officer (including a director and officer who may be a controlling person) of MAI Holdings is set forth on Schedule A.
(b)
MAI Holdings was formed to hold 100% of the interest in Mark Andy, Inc. and performs no other business.  Mark Andy, Inc. is a manufacturer of narrow web printing equipment and accessories.  The present principal occupation or employment of each director and executive officer (including a director and officer who may be a controlling person) of MAI Holdings is set forth on Schedule A.

(c)
The address of the principal business and the principal office of MAI Holdings is 18081 Chesterfield Airport Road Chesterfield, MO 63005.  The business address of each director and executive officer (including a director and officer who may be a controlling person) of MAI Holdings is set forth on Schedule A.

(d and e)
During the last five years, none of MAI Holdings or, to the knowledge of MAI Holdings, any of the persons listed on Schedule A attached hereto (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
MAI Holdings is organized under the laws of Delaware.  The citizenship of each director and executive officer (including a director and officer who may be a controlling person) of MAI Holdings is set forth on Schedule A.

CUSIP No. 741113 10 4

Item 3.	Source and Amount of Funds or Other Consideration.

On August 22, 2012, MAI Holdings, the Issuer and MAI Merger Corp., a Delaware corporation and wholly-owned subsidiary of MAI Holdings (the “Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of MAI Holdings.

As an inducement to enter into the Merger Agreement, and in consideration thereof, MAI Holdings entered into a voting agreement with each of IAT Reinsurance Company Ltd., Acceptance Casualty Insurance Company, Acceptance Indemnity Insurance Company, Harco National Insurance Company, Occidental Fire & Casualty Company of North Carolina, Transguard Insurance Company of America, Inc. and Wilshire Insurance Company (each a “Stockholder” and collectively, the “Stockholders”), dated as of the date of the Merger Agreement (the “Voting Agreement”).

Pursuant to the Voting Agreement, each Stockholder has granted to MAI Holdings an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares in favor of (A) the adoption by the Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby and (B) any adjournment of the meeting in order to solicit additional votes, each as more fully described in the Voting Agreement.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreement. MAI Holdings did not pay any amounts to the Stockholders in connection with the execution of the Voting Agreement or otherwise.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2012.  A copy of the form of Voting Agreement is filed as Exhibit 99.1 hereto.

CUSIP No. 741113 10 4

Item 4.	Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Voting Agreement.

Upon the consummation of the Merger (the “Effective Time”), (i) the Issuer will become a wholly-owned subsidiary of MAI Holdings and (ii) each Share will be converted into the right to receive $0.50 in cash, without interest.  Prior to and effective upon the approval of the Merger Agreement by shareholders, each outstanding option under the Issuer’s 1994 Stock Option Plan, 1998 Stock Incentive Plan, 2003 Stock Option and Incentive Plan, and 2008 Omnibus Incentive Plan, as Amended and Restated (collectively, the “Stock Plans”) will become fully vested.  At the Effective Time, each outstanding option under a Stock Plan will vest and be cancelled and converted into the right to receive the excess, if any, of the merger consideration over the exercise price of the option, multiplied by the number of shares subject to such option.  At the Effective Time, each outstanding restricted stock unit under a Stock Plan, whether vested or unvested, will be cancelled and converted into the right to receive the merger consideration multiplied by the number of shares subject to such restricted stock unit.

The Merger is conditioned upon, among other things, approval by the Issuer’s stockholders and other customary conditions.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, MAI Holdings does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)
Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, MAI Holdings has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.

As a result of the Voting Agreement, MAI Holdings may be deemed to have the power to vote up to an aggregate of 9,187,055 Shares held by the stockholders in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, MAI Holdings may be deemed to be the beneficial owner of an aggregate of 9,187,055 Shares.  All Shares that may be deemed to be beneficially owned by MAI Holdings constitute approximately 24.5% of the issued and outstanding Shares as of August 22, 2012 (as represented by the Issuer in the Merger Agreement).

MAI Holdings is not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Voting Agreement, except as otherwise expressly provided in the Voting Agreement. This Schedule 13D shall not be construed as an admission by MAI Holdings that MAI Holdings is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Issuer common stock covered by the Voting Agreement.

Except as set forth in this Item 5(a), neither MAI Holdings nor, to the knowledge of MAI Holdings, any of the persons named in Schedule A hereto beneficially own any Shares.
(c)
Except for the Merger Agreement and the Voting Agreement described above, to the knowledge of MAI Holdings, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)
To the knowledge of MAI Holdings, no person other than the stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Inapplicable.

Page 5of 9

CUSIP No. 741113 10 4

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except for the Merger Agreement and the Voting Agreement described above, to the knowledge of MAI Holdings, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 2.1
Agreement and Plan of Merger, dated as of August 22, 2012, by and among Presstek, Inc., MAI Holdings, Inc. and MAI Merger Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Presstek, Inc. (File Number: 000-17541) with the SEC on August 24, 2012).

Exhibit 99.1
Voting Agreement, dated as of August 22, 2012, by and among MAI Holdings, Inc., IAT Reinsurance Company Ltd., Acceptance Casualty Insurance Company, Acceptance Indemnity Insurance Company, Harco National Insurance Company, Occidental Fire & Casualty Company of North Carolina, Transguard Insurance Company of America, Inc. and Wilshire Insurance Company.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:    September 4, 2012

MAI HOLDINGS, INC
By:	/s/ Paul Bamatter
Name: Paul Bamatter
Title: Secretary and Treasurer

CUSIP No. 741113 10 4
SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MAI HOLDINGS, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MAI Holdings, Inc. (“MAI Holdings”) are set forth below. The business address for each person listed below is 18081 Chesterfield Airport Road Chesterfield, MO 63005. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MAI Holdings. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation
Directors
John Becker	Partner of AIP, LLC, otherwise known as American Industrial Partners
Paul Bamatter	Partner and Chief Financial Officer of AIP, LLC, otherwise known as American Industrial Partners
P.J. Desai	Chief Executive Officer

Executive Officers (Who Are Not Directors):
Philip Reinkemeyer	Vice President Finance and Chief Financial Officer

CUSIP No. 741113 10 4
SCHEDULE B

Stockholder	Shares Beneficially Owned
IAT Reinsurance Company Ltd.	6,168,208
Acceptance Casualty Insurance Company	200,000
Acceptance Indemnity Insurance Company	500,000
Harco National Insurance Company	1,000,000
Occidental Fire & Casualty Company of North Carolina	250,000
Transguard Insurance Company of America, Inc.	568,847
Wilshire Insurance Company	500,000